

Mail Stop 7010

February 14, 2007

via U.S. mail and facsimile

Jean Bernhard Buttner
Chairman & Chief Executive Officer
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

      RE: Value Line, Inc.
              Form 10-K for the Fiscal Year Ended April 30, 2006
              Filed July 28, 2006
              File No. 0-11306

Dear Ms. Buttner:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. In future filings, please substantially revise and expand your discussion regarding your results of operations and financial condition for all periods to include the following:

- An executive-level overview that provides context for the remainder of the discussion. The focuses should be on the most important, material matters on which management focus in evaluating your financial condition and operating performance.
- Provide a comprehensive analysis of the factors that impacted your revenues and expenses, ensuring that you address the specific underlying causes for such changes. In addition you should discuss known or anticipated trends that have impacted and/or may continue to have an impact on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Your discussion and analysis should explain the information that is obtainable from your financial statements and footnote disclosures and not just repeat such information. In addition, you should provide a sufficiently detailed explanation as to why an event or transaction has occurred and is impacting the specific line item through your discussion on a combined basis and reportable segment level for each period presented.
- Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations through the use of a tabular presentation

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

2. We note that you have not identified any critical accounting estimates used to prepare your consolidated financial statements. In future filings, please include a critical accounting policies and estimates section that includes those estimates that are critical to your consolidated financial statements. Examples may include estimating the fair value of investments, net asset value of the Funds for revenue recognition, deferred income taxes, etc. Otherwise, please tell us why you believe you have no critical accounting estimates. The disclosure is to include a discussion of the following:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those assumptions to deviations of actual results; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Item 9A. Controls and Procedures, page 24

3. We note your statement that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "were effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is recorded, processed, summarized and reported within the

time periods specified in the Securities and Exchange Commission's rules and forms." Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Note 1 – Organization and Summary of Significant Accounting Policies, page 37

Revenue Recognition, page 37

4. With regards to your subscription revenues policy, please revise your disclosure in future filings to clearly disclose the types of products this policy covers (e.g., print publications, electronic publications, internet access, etc.). Also disclose the length of the subscriptions. Provide us with the disclosure you intend to include in future filings.

5. We note that you sell the Value Line Investment Analyzer and Value Line Mutual Fund Survey for Windows CD-ROM software programs with periodic updates and the Value Line DataFile. However, it is unclear how your revenue recognition policy addresses the sale of these products. Please tell us in a sufficient amount of detail your policy for recognizing revenue for these software programs. Also tell us how you account for software program enhancements. Finally, tell us the amount of revenue recognized for these programs for each period presented. Refer to SOP 97-2 for guidance.

6. We note that you provide a customized data service called The Total Return Service. In addition, you state that you receive fees for indices calculations performed by third parties. However, it does not appear that your revenue recognition policy addresses these services. Please tell us your policy for recognizing revenue for this service and any other services you provide including the authoritative literature that supports your accounting. Please tell us the amount of revenue recognized for these services for each period presented.

7. We note that you license for fees certain trademarks and proprietary information for a series of products. However, it does not appear that you have disclosed your policy for recognizing revenue for these fees. Please tell us your policy for recognizing revenue for your licensing programs including the authoritative literature that supports your accounting. Please tell us the amount of revenue recognized for your licensing programs for each period presented.

8. We note that you act as the underwriter and distributor for the Value Line Funds through Value Line Securities, Inc. Value Line Securities, Inc. earns advisory fees and service and distribution fees in this capacity.
    *   With regards to the advisory fees, or investment management fees, please revise your policy disclosure in future filings to explain when services are performed and how such fees are calculated.
    *   With regards to the service and distribution fees, please expand your disclosure in Note 3 to explain to investors what the service and distribution plans under rule 12b-1 of the Investment Company Act of 1940 are including how fees are earned by you.
    *   With regards to your underwriting services, please tell us the types of revenues you receive and how you account for such revenues. Please also tell us the types of expenses you incur and how you account for these expenses. Refer to paragraphs 4.58 and 7.49-54 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities for guidance.
    *   We note that you record investment management fees and 12b-1 service and distribution fees net of fee waivers. Please tell us what the fee waivers are and how the amounts are determined. Also tell us your accounting for fee waivers including the supporting authoritative literature.
    Please tell us how you intend to revise your footnote disclosures in future filings to address the above items.

9. We note that Value Line Asset Management manages pension funds and institutional and individual portfolios through investment advisory agreements. Please tell us the different types of services performed through these services. Also tell us how you have accounted for these services in your consolidated financial statements. Finally, tell us the amount of revenues recognized for these services for each period presented. Refer to the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities for guidance.

Valuation of Securities, page 37

10. We note that you have a significant amount of investments for which you have classified as either available-for-sale or trading in accordance with SFAS 115. We further note that of the $65,915,068 available-for-sale securities, $46,640,796 is investments in Value Line Mutual Funds. Please tell us if these investments are held

by Value Line Securities, Inc., your broker-dealer subsidiary. If these investments are held by Value Line Securities, Inc., please tell us how you determined these securities are within the scope of SFAS 115 and are properly classified as available-for-sale. Also tell us whether you (i.e., Value Line Securities, Inc.) are the general partner and/or have a significant limited partner interest in the Funds in which you hold interests.

11. We note that for securities that do not have closing sales prices listed on a securities exchange, you use the midpoint between the latest available and representative asked and bid prices to estimate the fair value of these securities. Please explain how you determined that this method provides a reasonable estimate of these securities' fair value. Refer to SFAS 107 and SOP94-6 for guidance. In future filings, please disclose each type of security and corresponding amount for which you do not use listed market prices to estimate the fair value.

12. We note that you estimate the fair value of open-ended mutual fund shares based upon the daily net asset values calculated by the funds. From your disclosure, it is unclear whether this is a quoted market price or based on an estimate of fair value. Please clarify your disclosure in future filings. If the daily net asset value calculated by the fund is an estimate, please disclose in greater detail the methods used to estimate the fair value. Refer to paragraphs 10-15 of SFAS 107 and paragraphs 12 to 14 of SOP 94-6 for guidance. Please tell us how you intend to revise your disclosure in future filings.

13. In future filings, please disclose in greater detail the methods used to estimate the fair value of the fixed maturity government debt obligations. In this regard, it is unclear if you are using quoted market prices or some other method. Refer to paragraphs 10-15 of SFAS 107 and paragraphs 12 to 14 of SOP 94-6 for guidance. Please tell us how you intend to revise your disclosure in future filings.

14. In future filings either in your footnote disclosures or within MD&A, please disclose how you determine the classification of your securities between available-for-sale and trading.

15. With regards to the Value Line Funds, in future filings either in a footnote disclosure or within MD&A, please include disclosure for the following, as appropriate:
   • The amount of any capital investment obligations or commitments;
   • The percentage of the Funds owned by you;
   • How you decide the amount of investment to make in the Value Line Funds, including the business purpose for investing in the Funds; and
   • How you decide to sell your investments in the Funds.

Note 11 – Disclosure of Credit Risk of Financial Instruments with Off Balance Sheet Risk, page 43

16. We note that during fiscal years prior to 2006 you executed securities transactions on behalf of the Value Line Funds in which you may be required to discharge the obligations of the nonperforming party. In future filings, please disclose the time period of your obligation; the maximum, undiscounted payments you could be required to make; and any recourse you may have to recover such payments from third parties. Refer to paragraph 13 of FIN 45 for guidance. Please tell us how you intend to revise your disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief